Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                       (303) 422-8127 * Fax (303) 431-1567
                                malattyco@aol.com


                                  July 23, 2014

VIA EDGAR
United States
Securities and Exchange Commission
Division of Corporation Finance
Attn: Paul Monsour, Esq.
Washington D.C. 20549

Re:      Three Forks, Inc.
         Comment Letter dated July 15, 2014
         Amendment No. 5 to Registration Statement on Form S-1
         Filed July 3, 2014
         File No. 333-192228

         Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2013 Filed July 3, 2014
         File No. 0-55033

Dear Sir:

         We are responding to the above Comment letter, in advance of filing amendments to attempt to resolve comments No. 4 and 5. The other comments are easily resolved.

EXHIBIT 99.1
------------

Comment No 4:
------------

         4. We note your response to comment 4 in our letter dated June 19, 2014; however, it does not appear that the discussion in the reserves report has been revised. We re-issue our prior comment requesting that you provide us with a narrative explanation of why there are no proved shut-in reserves attributable to the net investment of $211.8 thousand dollars. Also obtain and file a revised reserve report that clearly explains, as part of the discussion in the report, why there are no proved shut-in reserves and yet there is a net investment.

RESPONSE:

         The "Petroleum Reserves Definitions" of the Securities and Exchange Commission say:

         "Non-Producing. Reserves sub-categorized as non-producing include shut-in and behind pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut-in awaiting pipeline connections or as a result of a market interruption, or (3) wells not capable of production for mechanical reasons. Behind pipe reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production."

         Our engineer has indicated that $211,800 is the "Plug and Abandon" estimate on the "Shut-in" wells which meet NONE of the criteria for having "reserves" as described in the preceding paragraph. There are no economic "reserves" claimed. The wells have to be designated in a "Shut-in" status, until they have been officially plugged and abandoned under State or Federal Regulations.

         We would propose to add, at page 2, of the Engineers report, as the last paragraph of the Discussion section:

          These "Shut -in" wells are either unproducible, depleted, or uneconomic. In all cases of "Shut-in" classification for this report, no reserves have been estimated/calculated, and none of the $211.8 thousand net investment was attributed to any "Shut-in reserves". These costs shown as net investment, would be the reserved capex for Plug and Abandon costs.

Comment No. 5
-------------

         5. We note your response to comment 4 in our letter dated June 19, 2014; however, it does not appear that the discussion in the report has been revised to address the points as noted below. Therefore, we re-issue our prior comment in-part. Please obtain and file a revised report from your engineers to address the following information in order to satisfy your filing obligations.

         o A reference in the discussion to the date on which the report was completed (in addition to the effective date ( (Item 1202(a)(8)(ii).
         o A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves (Item 1202(a)(8)(vi).

RESPONSE:

         We propose that the Engineer adds the following language at line 6 of the text on page number 1 of the report:

         "This report was completed on April 2, 2014."

         We propose the Engineer to add the following section to p. 5 of the report, following the Section entitled "Future Net Income"

         "Regulatory Constraints as to Reserves"

         "Regulations in the Oil and Gas industry are constantly changing to meet new safety and environmental concerns, in addition to the possibility of some market regulations which have occasionally occurred historically. State, Local or Federal Regulations, such as upon hydraulic fracturing, or drill/production site security and safety, environmental regulations of spills noxious emissions, greenhouse gases, and drill site location, wildlife protections and extensive permitting processes, sometimes with multiple agencies or governments, in the future may all adversely affect the ability of the Registrant to recover the estimated reserves, as well as potentially rendering the reserves uneconomic, in certain, as yet undetermined, circumstances."

         If these suggested changes/edits resolve the specific comments to which they are addressed adequately, please let me know.



                                   Sincerely,

                                   /s/ Michael A. Littman

                                   Michael A. Littman
MAL:cc

cc/W. Edward Nichols
























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